Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AVAIL PRODUCTIVITY SYSTEMS, INC." FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF SEPTEMBER, A.D. 2018, AT 11:27 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



SECRETARY'S OFFICE 1793 DELAWARE 1855

7074293 8100F
SR# 20186844832

Authentication: 203500916
Date: 09-26-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 09/26/2018
FILED 11:27 AM 09/26/2018
SR 20186844832 - File Number 7074293

STATE OF DELAWARE
CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Indiana.

2.) The jurisdiction immediately prior to filing this Certificate is Indiana.

3.) The date the Limited Liability Company first formed is 9/8/2016.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Avail Productivity Systems, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Avail Productivity Systems, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 26th day of September, A.D. 2018.

By: DocuSigned by: William T. Wood
E7654CBADDB640F

Name: William T. Wood
Print or Type

Title: Manager & CEO
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF AN INDIANA LIMITED LIABILITY COMPANY UNDER THE NAME OF "AVAIL PRODUCTIVITY SYSTEMS, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "AVAIL PRODUCTIVITY SYSTEMS, LLC" TO "AVAIL PRODUCTIVITY SYSTEMS, INC.",FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF SEPTEMBER, A.D. 2018, AT 11:27 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

7074293 8100F
SR# 20186844832

Authentication: 203500916
Date: 09-26-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

• **First:** The name of this Corporation is _____
Avail Productivity Systems, Inc. _____ .

• **Second:** Its registered office in the State of Delaware is to be located at
850 New Burton Road #201 ____ Street, in the City of Dover _____
County of Kent _____ Zip Code 19904 ____ .

The registered agent in charge thereof is Cogency Global Inc. _____
_____ .

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

• **Fourth:** The amount of the total stock of this corporation is authorized to issue is
20,000,000 _____ shares (number of authorized shares) with a par value of
$0.00001 _____ per share.

• **Fifth:** The name and mailing address of the incorporator are as follows:
Name Brian D. Casserly _____
Mailing Address 250 Main Street, Suite 590 _____
Lafayette, IN _____ Zip Code 47901 _____

• **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
26th _____ day of September _____ , A.D. 20 18 ____ .

BY: ┌─ DocuSigned by:
     │ *Brian D. Casserly*
     └─ B1C3406B2DE0403 _____
          (Incorporator)

NAME: Brian D. Casserly _____
          (type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 09/26/2018
FILED 11:27 AM 09/26/2018
SR 20186844832 - File Number 7074293